                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                   ------------------------------------------

                                   SCHEDULE TO
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 3)*

                       Lone Star Steakhouse & Saloon, Inc.
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                       (Name of Subject Company (Issuer))

                       Lone Star Steakhouse & Saloon, Inc.
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(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                    542307103
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                      (CUSIP Number of Class of Securities)

                                  John D. White
                       Lone Star Steakhouse & Saloon, Inc.
                            Executive Vice President
                           224 East Douglas, Suite 700
                              Wichita, Kansas 67202
                                 (316) 264-8899
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                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 With a copy to:
                              Steven Wolosky, Esq.
               Olshan Grundman Frome Rosenzweig & Wolosky, LLP
                                 505 Park Avenue
                               New York, NY 10022
                                 (212) 753-7200

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
           Transaction Valuation*                  Amount of Filing Fee
              $90,000,000.00                           $8,280.00
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*     Estimated for purposes of  calculating  the amount of the filing fee only.
      This amount assumes the purchase of 4,000,000  shares of common stock, par value $.01 per share,  at the  maximum  tender  offer  price of $22.50 per share in cash.

/X/   Check  the box if any  part  of the  fee is  offset  as  provided  by Rule
      0-11(a)(2)  and  identify  the filing  with which the  offsetting  fee was previously  paid.  Identify the previous filing by registration  statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:      $8,280.00    Filing Party: Lone Star Steakhouse and Saloon, Inc.
                             ---------                  -------------------------------------

Form or Registration No.:    005-43146    Date Filed:   May 17, 2002
                             ---------                  ------------

/ /   Check the box if the filing relates  solely to preliminary  communications made before the commencement of a tender offer.

      Check the appropriate  boxes below to designate any  transactions to which the statement relates:

      /  /  third-party tender offer subject to Rule 14d-1.

      /X/   issuer tender offer subject to Rule 13e-4.

      /  /  going-private transaction subject to Rule 13e-3.

      /  /  amendment to Schedule 13D under Rule 13d-2.

            Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

            This  Amendment  No. 3 to the Tender Offer  Statement on Schedule TO
relates to the tender  offer by Lone Star  Steakhouse  and Saloon,  Inc.  ("Lone
Star"), a Delaware corporation, to purchase up to 4,000,000 shares of its common stock, par value $.01 per share, or such lesser number of shares as are properly tendered at a price not  greater  than $22.50 per share nor less than $20.50 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares (the "Offer"). The Offer is made on the terms and subject to the conditions set forth in the Offer to Purchase, dated May 17, 2002, and in the related Letter of Transmittal,  which, as amended or supplemented  from time to time, together constitute the Offer.

            This Amendment No. 3 to the Tender Offer Statement on Schedule TO is
filed  in  satisfaction  of  the  reporting  requirements  of  Rule  13e-4(c)(3)
promulgated under the Securities Exchange Act of 1934, as amended.

            On June 17, 2002,  Lone Star issued a press release  announcing  the preliminary  results of the Offer,  which  expired on June 14,  2002.  The press release inadvertently  incorporated the safe harbor provisions under Section 21E of the Securities  Exchange Act of 1934, as amended.  A corrected  press release omitting the safe harbor provisions was subsequently filed on the same date. The corrected  press  release  is  included  herein as  Exhibit  99(a)(5)(D)  and is incorporated herein by reference.

ITEM 12.    EXHIBITS

      Item 12 is hereby amended and supplemented by adding the following:

Exhibit Number        Description
--------------        -----------

99(a)(5)(D)           Press Release, dated June 17, 2002

                                    SIGNATURE

            After due inquiry  and to the best of my  knowledge  and  belief,  I certify that the information  set forth in this statement is true,  complete and correct.

                                                 /s/ John D. White
                                                 ------------------------
                                                 John D. White
                                                 Executive Vice President

                                                 June 17, 2002